                    June 24, 2011

Via Edgar

United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549
Attention: Terence O’Brien, Branch Chief

Re:          Vista International Technologies, Inc.
December 31, 2010 Form 10-K; March 31, 2011 Form 10-Q
File No. 0-27783

Dear Mr. O’Brien:

Please find below responses to comments raised by the Staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) in their letter dated June 2, 2011 regarding the Staff’s review of the Form 10-K for the year ended December 31, 2010 and the Form 10-Q for the quarter ended March 31, 2011 filed by Vista International Technologies, Inc. (the “Company”, “we”, “us” or “our”).  Our responses follow your original, numbered comments.

General

1. Comment.

Your disclosure throughout your Form 10-K implies that you have already created or, in some instances, launched a proven, commercially scalable waste-to-energy product. In this regard, we note, among other things, your references to “third generation” technology, your expected customer profiles and ability to take advantage of government subsidies, your statement that “[y]our Thermal Gasifier™ technology provides a viable method of utilizing waste tires, reducing landfill and stockpile accumulations while generating clean dependable energy in an environmentally friendly manner,” your belief that “the modularity, scalability, multi-fuel capability, low emissions, and low costs of installation and operation of the Thermal Gasifier™ positions [you] to capture a significant share of the WTE market,” and your suggestion that you currently have a “competitive edge...in [y]our Thermal Gasifier™ technology.” However, it appears that you have not yet proven the viability of your technology on either a pilot or commercially scalable basis. For example, we note your risk factor disclosure on page 13 that “[you] will need to test the current Thermal Gasifier™ design to allow [you] to move forward with commercialization” and that “[you] will require significant funding in order to complete the engineering specifications, fabricate a number of Thermal Gasifier™ units for demonstration, and successfully test it at full operational capacity with the new design.” Please revise your disclosure to clarify the current stage of your WTE product development, including whether you have proven the viability of your technology and on what scale, and remove the implication that your technology has achieved results not yet accomplished or provided benefits not yet proven. Disclose clearly that all of your operations and revenue are, as of the end of the period covered by this annual report, from tire shredding and storage.

Terrence O'Brien, Branch Chief
United States Securities and Exchange Commission
June 24, 2011

Response.

The appropriate sections of the Company’s Annual Report on Form 10-K/A Amendment No. 2 have been revised to address the Staff comments.

2. Comment.

Please define each of the industry and scientific terms that you use in your report (e.g., “leachate,” “landfill cover,” “rolling stock,” “Syngas,” “scrubbers,” “catalytic reduction,” “exhaust gas,” “organic rankine cycle power generation,” and “back end power systems”).

Response.

A glossary defining the industry and scientific terms in the report has been added at the end of Item 1 “Business”.

Forward-Looking Statements, page 1

3. Comment.

We note your disclosure that the safe harbor created by the Private Securities Litigation Reform Act of 1995 will not apply to certain forward-looking statements because you issue penny stock. Please clarify that the forward-looking statements to which the PSLRA does not apply are those made with respect to your business or operation or altogether delete your references to the PSLRA. See Section 21E(b)(1)(C) of the Exchange Act.

Response.

The Staff’s comment has been addressed on page 1.

Item 1. Business, page 2

4. Comment.

We note that you repeat disclosure throughout this section. Please delete this repetitive text.

Terrence O'Brien, Branch Chief
United States Securities and Exchange Commission
June 24, 2011

Response.

Item 1 “Business” has been revised and reorganized to address the Staff’s comment.

Tire Processing Operation, page 2

5. Comment.

We note your disclosure that “[you] decided that it was an ideal time to re-enter the market and pursue the revenues that can be generated from the sale of TDF.” Please indicate whether you have in fact reentered the TDF business. Please also comply with this comment under the heading entitled “Revenue and gross margin growth in our tire fuel processing operation is dependent...” on page 13.

Response.

The Staff’s comment has been addressed on pages 3 and 14.

6. Comment.

Please revise your disclosure to explain how the sale of your industrial site and the leasing of a portion of this property furthers your plans to reenter the TDF business.

Response.

The Staff’s comment has been addressed on pages 3, 14 and 20.

Thermal Gasifier ™ Technology Operations, page 3

7. Comment.

We note the following disclosure under this heading: “During 2010, we made further advances in the design of the next generation Thermal Gasifier™ as we continue to increase the energy efficiency and cost-effectiveness of the technology using our hands-on engineering and operating experience gained from our efforts to implement a functioning WTE facility in Italy between 2004 and 2006.” Please describe in more detail what you mean by your “efforts to implement a functioning WTE facility in Italy” and indicate whether these efforts were successful. Please also comply with this comment under the heading “Research & Development” on page 7.

Response.

The Staff’s comment has been addressed on pages 3 and 8.

Terrence O'Brien, Branch Chief
United States Securities and Exchange Commission
June 24, 2011

8. Comment.

We note your disclosure that in exchange for your payment of an agreed upon rate and your issuance of a worldwide, irrevocable and perpetual non-exclusive license to use your commercialized gasification technology, Mustang Consulting LLC provides you with certain guidance and advice. Please disclose the agreed upon rate that you pay for Mustang's services.

Response.

The Staff’s comment has been addressed on page 4.

9. Comment.

We note that you are a party to a Joint Development Agreement with Mustang “to further advance the Thermal Gasifier in new waste-to-energy and biomass-to-energy projects and to facilitate the development of projects in the pipeline.” Please explain what you mean by this quoted disclosure and describe the materials terms of this agreement.

Response.

The quoted disclosure has been revised on page 4 to indicate that the Company’s arrangement with Mustang Consulting LLC under the Joint Development Agreement will be used in connection with projects that come into Vista’s pipeline in the future.  The disclosure has been further revised to indicate that there are no projects currently under development under the Joint Development Agreement.  The material terms of the Joint Development Agreement have been described on page 4.

10. Comment.

We note that “Mustang is currently in the process of designing and fabricating an MFG-8, Thermal Gasifier™,” that [o]nce the fabrication of this Gasifier is completed, it will be commissioned for demonstration, marketing and testing,” and that “[t]his gasification unit is expected to be operational during the latter part of 2011.” Please clarify what you mean by “operational” and disclose your basis for expecting that this gasification unit will be operational in the latter part of 2011.

Response.

The Staff’s comment has been addressed on page 4.

Terence O’Brien, Branch Chief
United States Securities and Exchange Commission
June 24, 2011

Marketable Products, page 5

11. Comment.

Please clarify what you mean by the following disclosure: “Marketability of the individual products depends upon local demand and our ability to further process and distribute them at competitive prices. We expect that these market demands will drive the configuration of the Thermal Gasifier™ in such a way as to maximize project profitability and will vary from location to location.” Please also disclose that as of the date of this report, you have no such products.

Response.

The Staff’s comment has been addressed on page 6.

Government Approval / Environmental Laws and Regulation, page 7

12. Comment.

We note your disclosure that “[b]ased on testing conducted by Bord na Mona Environmental Limited, a republic of Ireland based environmental company, the Company...believes that the Thermal Gasifier™ produces pollutant emissions significantly below European Union limits.” Please describe the scope of Bord na Mona Environmental Limited's testing and the arrangement, if any, you had with this company to conduct such testing. In addition, please clarify the basis for your conclusions that rely on this company's study.

Response.

The Company has determined that the disclosure regarding Bord na Mona’s testing is no longer material to the description of the Company’s business since the testing was conducted over ten years ago.  Accordingly, this disclosure has been removed.

13. Comment.

Please indicate whether you are required to obtain government approval for the production, distribution, and/or use of your waste-to-energy technology. If so, please describe the steps in the applicable government approval process, including your estimate of the amount of time necessary to complete each step, and identify your status within this process. See Item 101(h)(4)(viii) of Regulation S-K.

Response.

The Staff’s comment has been addressed on page 11.

Terrence O'Brien, Branch Chief
United States Securities and Exchange Commission
June 24, 2011

Business Development Activities, page 9

14. Comment.

Please clarify what you mean by the following disclosure: “We expect to take advantage of our operating flexibility as different quantities of various waste streams are processed, based on fuel availability and fluctuation of quantities in regional markets.”

Response.

The Staff’s comment has been addressed on page 7.

Competition, page 9

15. Comment.

Please describe the methods of competition and disclose your competitive position in the industries in which you conduct business. See Item 101(h)(4)(iv) of Regulation S-K.

Response.

The Staff’s comment has been addressed beginning on page 8.

16. Comment.

We note your disclosure that you “must continue to expand the application and utilization of the Thermal Gasifier™ and couple it with other synergistic technologies.” Please describe the current application and utilization of your Thermal Gasifier™ technology.

Response.

The Staff’s comment has been addressed on page 8.

17. Comment.

We note your disclosure that “[m]anagement believes that the modularity, scalability, multi-fuel capability, low emissions, and low costs of installation and operation of the Thermal Gasifier™ positions [you] to capture a significant share of the WTE market.” Please disclose the basis for your management's belief in this regard.

Terrence O'Brien, Branch Chief
United States Securities and Exchange Commission
June 24, 2011

Response.

The Company has revised its disclosure beginning on page 8 in response to the Staff’s comment.

18. Comment.

We note your disclosure in the seventh and eighth paragraphs on page 10, which suggest that you currently compete against different energy and waste-to-energy businesses. However, it appears that you have not yet introduced a viable waste-to-energy product to market. Please revise your disclosure to remove the suggestion that you currently compete against these entities or in these industries.

Response.

The Staff’s comment has been addressed on page 9.

Available Information, page 12

19. Comment.

We note your reference to the website “www.viti.us.com.” This website does not appear operational. Please revise your disclosure accordingly.

Response.

Reference to the website address has been corrected to www.vvit.us.

Item 2. Properties, page 15

20. Comment.

We note that “[t]he aggregate consideration to be paid by Brown to the Company pursuant to the Sale Agreement is approximately $1,348,000 in cash, which is net of the first two years of lease payments under the proposed lease.” Please indicate whether this cash amount includes or excludes the amounts that you will be required to pay to clear the encumbrances on the property's title, including the $800,000 deed of trust in favor of Alternate Power, Inc. and the mechanics lien of approximately $86,000 filed by a contractor, as referenced under the risk factor heading “Encumbrances on Company Assets may result in a delay or inability to sell the Company's Texas facility.” Please also comply with this comment in your management's discussion and analysis section under the headings “Management's Plans” and “Liquidity and Capital Resources” on pages 20 and 24, respectively.

Terrence O'Brien, Branch Chief
United States Securities and Exchange Commission
June 24, 2011

Response.

The Staff’s comment has been addressed on pages 16 and 20.

Revisions of the disclosure have also been made under the heading “Liquidity and Capital Resources” on page 23 in response to the Staff’s comments.

Item 3. Legal Proceedings, page 16

21. Comment.

Please identify the court in which the action that you describe is pending and, in light of your disclosure that the “plaintiff/judgment creditor is refusing to acknowledge and agree to the settlement” you describe, please clarify your basis for believing that you have entered into such settlement.

Response.

The Staff’s comment has been addressed on page 16.

Management's Plans, page 20

22. Comment.

We note the disclosure here that you are working closely with outside consultants and that such consultants are “working with outside parties to fabricate a demonstration Gasifier unit at their own expense and will co-market a smaller version of the Thermal Gasifier™ to take advantage of well established waste-to-energy markets within Italy.” Please clarify whether these consultants are Mustang Consulting, LLC and describe in more detail the terms of the arrangement that you have with them. In addition, if you have not already done so, please file or incorporate by reference the agreement setting forth the terms of your arrangement with these consultants.

Response.

The Staff’s comment has been addressed on page 20.  The Company has filed the Consulting and Services Agreement dated June 11, 2009 between the Company and Mustang, and the Continuation of Consulting and Services Agreement effective January 4, 2010, as Exhibits 10.18 and 10.19 respectively to its Annual Report on Form 10-K/A Amendment No. 2.

Terrence O'Brien, Branch Chief
United States Securities and Exchange Commission
June 24, 2011

Liquidity and Capital Resources, page 24

23. Comment.

Please disclose how long you anticipate continuing operations based on your current cash on hand.

Response.

The Staff’s comment has been addressed on page 23.

24. Comment.

We note that you were in default on various secured promissory notes and on a line of credit provided by Mr. Strain. Please disclose here, as you do on page F-14, that Mr. Strain has declined to provide additional funding under this line of credit.

Response.

The Staff’s comment has been addressed on page 24.

Item 9A. Controls and Procedures, page 26

25. Comment.

Please indicate the date as of which your management's conclusion regarding the effectiveness of your disclosure controls and procedures applies, articulate the reasons for your management's conclusion, and describe, if applicable, any remedial steps taken to address any deficiencies.

Response.

The Staff’s comment has been addressed on page 26.

Management's Annual Report on Internal Control over Financial Reporting, page 26

26. Comment.

Please provide a clear statement as to whether your management concluded that your internal control over financial reporting was or was not effective as of the end of your fiscal year.

Response.

The Staff’s comment has been addressed on page 26.

Terrence O'Brien, Branch Chief
United States Securities and Exchange Commission
June 24, 2011

Comment.

We note your disclosure that “it was management's opinion that the lack of documentation warranted material weakness in the financial reporting process.” Please explain in more detail the lack of documentation that you reference. In addition, please indicate whether you believe that the material weaknesses you have identified may impact the reliability of your financial statements.

Response.

The Staff’s comment has been addressed on page 26.

27. Comment.

Please expand upon the disclosure you provided in the second bullet point on page 27.

Response.

The Staff’s comment has been addressed on page 26.

Transactions with related persons, promoters and certain control persons, page 31

28. Comment.

In accordance with Item 404(d) and Instruction 2 to Item 404(d) of Regulation S-K, please describe all of your related person transactions occurring since the beginning of the fiscal year preceding your last fiscal year. For example, we note that you have not discussed under this heading your issuance of 2,765,493 shares of common stock to Mr. Strain described on page 18, the waiver of default received from Mr. Strain referenced on page 24, and the terms of your arrangement with Mr. Ruddy pursuant to which he has provided on your behalf a $150,000 certificate of deposit to the Texas Commission of Environmental Quality as described on page F-15. In addition, please file or incorporate by reference the agreements underlying these transactions as exhibits to your Form 10-K.

Response.

The Staff’s comment has been addressed on pages 30 and 31.

29. Comment.

We note that pursuant to your loan agreement with Mr. Ruddy, the loan amount owed to Mr. Ruddy is convertible into the Company's common stock under certain circumstances. Please describe the circumstances under which the outstanding loan balance may be convertible into common stock.

Terrence O'Brien, Branch Chief
United States Securities and Exchange Commission
June 24, 2011

Response.

The Staff’s comment has been addressed on page 30.

Signatures, page 36

30. Comment.

Please have the person acting in the capacity of principal financial officer sign your Form 10-K. Any person who occupies more than one of the specified positions shall indicate each capacity in which he signs the report. See paragraphs (2)(a) and (b) of Instruction D of Form 10-K.

Response.

Brad A. Ripps is the Company’s Interim Chief Executive Officer.  The Company has no other officers, including a financial or accounting officer.  Accordingly, Mr. Ripps, in his capacity of Interim Chief Executive Officer, acts as the Company’s principal executive officer and principal financial and accounting officer.  The report has been revised to clarify that Mr. Ripps is signing the report in these capacities.  Disclosure regarding the office held by Mr. Ripps elsewhere in the report has been revised accordingly.

In addition to changes in response to the Staff’s comments, the Company has made the following changes to its Form 10-K:

•	Notes 6 and 9 to the consolidated financial statements were modified to be consistent with the changes we made to address Staff Comment 29.

•	Timothy Ruddy’s age was corrected to 39 in Item 10.

•	Mr. Ruddy’s beneficial share ownership was corrected from 10,665,000 to 10,675,000 shares in Item 12.

•	Bradley A. Ripps’ role as our principal executive officer and principal financial and accounting officer in his position of Interim Chief Executive Officer has been clarified in Item 13.

Finally, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in all of its filings with the Commission, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Terrence O'Brien, Branch Chief
United States Securities and Exchange Commission
June 24, 2011

Please contact our counsel, Gavin C. Grusd, Esq., Certilman Balin Adler & Hyman, LLP, 90 Merrick Avenue, East Meadow, NY 11554, telephone number (516) 296-7071, fax number (516) 296-7111, e-mail ggrusd@certilmanbalin.com, or me at (303) 690-8300 should you have any questions or require further information.

Sincerely,

/s/Bradley A. Ripps
Bradley A. Ripps
Interim Chief Executive Officer

cc:  Gavin C. Grusd, Esq.